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Facsimile 602.640.9050
November 9, 2007
VIA FACSIMILE - (202) 772-9203
Celeste M. Murphy, Esq.
Office of Mergers and Acquisitions – Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	MedAire, Inc.
Schedule 13E-3 filed October 4, 2007, File No. 005-81229
Pre14C filed October 4, 2007, File No. 000-5155
Dear Ms. Murphy:
     This letter responds to your letter dated October 22, 2007 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Schedule 13E-3 filed on October 4, 2007 (“Schedule 13E-3”) by MedAire, Inc., a Nevada corporation (“MedAire” or the “Company”) and the Preliminary Information Statement filed by the Company as Pre14C on October 4, 2007, which was subsequently filed in definitive form as Def14C on October 15, 2007 and is incorporated by reference into Schedule 13E-3 (“Schedule 14C”). For your convenience, we have incorporated your letter into this response.
     To update Schedule 13E-3 and Schedule 14C, and to respond to the comments in your letter, the Company is filing concurrently with this letter an amended Schedule 13E-3 (“Amendment No. 1 to Schedule 13E-3”) and an amended definitive form of Schedule 14C (“Amendment No. 1 to Schedule 14C”). A marked copy of Amendment No. 1 to Schedule 13E-3 indicating changes from the originally filed Schedule 13E-3, and a marked copy of Amendment No. 1 to Schedule 14C indicating changes from the definitive form of Schedule 14C are included with the hard copy of this letter for the Staff’s reference.
     Please note that the following responses constitute the Company’s response to the Staff’s comments (which the Company has confirmed with the other Filing Persons defined below):
Schedule 13E-3
1.	Please provide us with separate analyses as to whether BDS, Blue Cross Travel Services, B.V., International SOS Holdings N.V., AEA International Holdings Limited,

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

Gaelic, Excellus, Messrs. Williams, Vaissie, Rey-Herme, Sabourin, and Ms. Sullivan Garrett are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.
     The Company views Procuro and its stockholders, Ms. Sullivan Garrett, Gaelic, BDS and Excellus as its controlling stockholders and therefore affiliates of the Company. By virtue of their control status, power to elect the Company’s board of directors, and execution of the written stockholder consent approving the Stock Split, Gaelic and its controlling stockholder Ms. Sullivan Garrett, and BDS and Excellus, and their ultimate controlling stockholders, Messrs. Vaissie, Rey-Herme and Sabourin, have been included as filing persons on Amendment No. 1 to Schedule 13E-3 (such persons, together with the Company, the “Filing Persons”).
     Amendment No. 1 to Schedule 13E-3 includes disclosure regarding each of the directors and officers of the Company (including James Williams), Gaelic, BDS and Excellus, but the Filing Persons do not believe these officers and directors are separately engaged in the transaction as they act solely in their capacity as officers or directors of their respective entities. Similarly, because Blue Cross Travel Services, B.V., International SOS Holdings N.V., and AEA International Holdings Limited are all ultimately controlled by Messrs. Vaissie, Rey-Herme and Sabourin, the Filing Persons do not believe any of such companies are separately engaged in the transaction. Accordingly, these persons have not been included as filing persons on Amendment No. 1 to Schedule 13E-3.
     A bullet point chronology summarizing the evolution resulting in the Company’s relationship with its current controlling stockholders has been added on pages 14-17 of Amendment No. 1 to Schedule 14C.
2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Q&A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).
     The required information for the additional Filing Persons has been added in response to the preceding comment. See pages 4-6 of Amendment No. 1 to Schedule 13E-3, and see pages 2, 5 and 14 of Amendment No. 1 to Schedule 14C.

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

3.	We note from the disclosure starting on page 18 that during the two years for which various transactions between the affiliates and the company are described, it appears that affiliates continued to acquire shares through such agreements or private purchases. Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Q&A No. 4 of Exchange Act Release No. 34-17719. In your supplemental response, please include a timeline for all acquisitions of the company’s securities by affiliates, including but not limited to the transactions disclosed and private purchases. Further, in your response, highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.
     Please see the chronology added to pages 14-17 of Amendment No. 1 to Schedule 14C, which includes the requested timeline and revises the disclosure referred to in this comment. The transactions by BDS, Excellus and their affiliates (collectively the “ISOS Parties”) described in the chronology have the effect of increasing the ISOS Parties’ control position in the Company. However, the Filing Persons do not believe that, taken alone or together as a group, these transactions had either a reasonable likelihood or a purpose of producing, directly or indirectly, the effect of causing the Company’s common stock to be held of record by less than 300 persons, as required under Rule 13e-3(a)(3).
     Focusing on the Stock Split transaction which is the subject of Amendment No. 1 to Schedule 13E-3, as indicated in Amendment No. 1 to Schedule 14C, this transaction is clearly intended to reduce the number of stockholders of record below 300 so that the Company can terminate its registration under Section 12(g). The purpose is to save the Company the time, cost and expense of administering to numerous stockholders with very small holdings and maintaining increasingly burdensome compliance requirements of an SEC registration where (a) except for employees, virtually all of the Company’s stockholders reside outside the U.S., (b) such stockholders have historically relied upon the Company’s listing on the Australian Stock Exchange (“ASX”) for liquidity and disclosure, which listing will still be in place following the Stock Split, and (c) the Company has never conducted a public offering in the U.S. or been listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association. Notwithstanding the foregoing, the Company was required to register under Section 12(g) by virtue of exceeding the $10 million asset test and 500 stockholders test. On October 3, 2005, the Company filed its Registration Statement on Form 10 with the Commission, prior to initiation of the events by the ISOS Parties in November 2005 leading to a change of control of the Company in early 2006.
     Focusing on Excellus’ acquisition of Company common stock during 2007 (which stock was subsequently contributed to Procuro), Excellus has confirmed that these transactions were privately negotiated with stockholders holding larger blocks that would not have been cashed out in the Stock Split. The Company believes that Excellus’ purpose of increasing Procuro’s investment and control position by buying up large blocks of Company common stock is distinguishable from the Company’s purpose for the Stock Split, which is to reduce the number of stockholders of record below 300 so that the Company can terminate its registration under

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

Section 12(g) in order to save the Company the time, cost and expense of maintaining compliance with Commission regulation that has little relevance to the Company’s stockholder base which is largely residing outside of the United States, and administering to numerous stockholders with very small holdings. The Stock Split will increase Procuro’s control position by only a fraction of one percent, and that is the same incidental benefit that will inure to the benefit of all stockholders holding more than 5,000 shares who will not be cashed out in the Stock Split.
     Excellus has also confirmed that its purchase transactions were effected without any view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating the Stock Split or other potential going private transaction. As described on page 16 of Amendment No. 1 to Schedule 14C, Procuro exceeded the 75% control threshold necessary to unilaterally amend the Company’s Articles of Incorporation on April 23, 2007, but management of the Company is unaware of any intent by Gaelic or the ISOS Parties to reach such threshold with a view to amending the Articles to effect the Stock Split. Procuro reached this threshold well before there was significant clarity at the management or Board level regarding the plan and prospects for implementing a going private transaction. Management first approached the Board in March 2007 about possible alternatives for reducing the number of stockholders to save costs, but the Board did not seriously begin considering a going private transaction until after May 14, 2007, and did not make any definitive determination as to the structure of such transaction and whether such a transaction would be in the Company’s best interests until late September 2007, after which the Company filed its initial Schedule 13E-3 on October 4, 2007. Moreover, after reaching the 75% threshold in April 2007, Excellus continued to purchase Company common stock in private negotiations in larger blocks through the filing of the initial Schedule 13E-3, without any potential for increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating the Stock Split.
     Excellus’ position is that its purchase transactions should not fall within the intent of the Commission’s going private regulation. In Exchange Act Release No. 34-17719, the Commission expressed its view that going private regulation is necessary because the nature and methods utilized in effecting going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates, due in part to the lack of arm’s-length bargaining and inability of unaffiliated stockholders to influence corporate decisions to enter into such transactions. This may be true with respect to the Stock Split, but Excellus has confirmed that its purchase transactions were arm’s-length. The Release also described the Commission’s concern that going private transactions have a coercive effect in that security holders confronted by such transactions are faced with the prospects of an illiquid market, termination of protections under federal securities laws and further efforts to eliminate their equity interest. Excellus’ position is that this concern is not relevant to Excellus’ arm’s-length purchase transactions.
4.	We note your description that under Nevada law, the holders of a majority of your outstanding Common Stock must approve the Reverse Stock Split and the Forward Stock Split. The Company’s Charter, however, imposes certain additional requirements. First, the Charter requires the approval of the holders of 75% of your

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

outstanding Common Stock in order to amend the Charter to effect the Stock Split. Second, because the Board has determined that Stock Split is a Business Combination as such term is defined in the Charter, you must comply with Section 14 of the Charter which provides that a stock split is a Business Combination requiring particular approval of stockholders. A Business Combination involving an “Interested Stockholder,” as defined in the Charter to include any stockholder with more than 10% of the shares of the Company’s outstanding voting stock, must be approved by the holders of at least 66 2/3% of the voting stock held by stockholders other than the Interested Stockholder. The Special Committee and the Board concluded that Procuro, which holds approximately 87.13% of the Company’s outstanding voting stock, could be considered an “Interested Stockholder.” The Board, on recommendation of the Special Committee, concluded that approval of the majority of the minority (assuming Procuro was an Interested Stockholder) would be logistically difficult and inefficient given the number of stockholders with small holdings in such group and their residence in many foreign jurisdictions. Therefore, the Board approved a transaction structure for the Stock Split that would not require majority of the minority approval, which is permitted under the Charter if either of the following conditions is satisfied: (i) a majority of the Continuing Directors (as defined in the Charter to include any Director who was a Board member when the Company’s Charter was filed in October 2002, any Director who became a Board member after such date who is not an affiliate, associate or representative of the Interested Stockholder and any successor to a Continuing Director who is not an affiliate, associate or representative of an Interested Stockholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors) must approve the Business Combination or (ii) certain disclosure and pricing conditions must be met, including that the stockholders be paid as consideration for each of their shares the higher of the fair market value per share of the Company’s Common Stock or the highest price paid per share by the Interested Stockholder within the two-year period prior to the announcement of the Business Combination. The Board determined it to be desirable and in the best interests of the Company and its stockholders to structure the Stock Split so that it met both of the foregoing conditions, notwithstanding that the Charter only requires satisfaction of one or the other condition in connection with the Stock Split. Accordingly, the Stock Split may be approved by the consent of the holders of a majority of the Company’s Common Stock, which consent was obtained from Procuro on October 2, 2007.

Please provide us with your analysis under Nevada state law, of the acceptability of the approval of the transaction that would ordinarily require majority of the minority approval. Specifically, we would like analysis of your reliance on an exception involving your sole continuing director who is an affiliate, associate and representative of the Interested Stockholder, as a majority holder of the Procuro, the Interested Stockholder, that holds 87.13% of the stock of the company. We note that Ms. Sullivan Garrett, as founder, presumably met the technical definition of a “Continuing

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

Director,” in that it appears that she was a board member when the company’s Charter was filed in October 2002. However, because she directly fits within the prohibition of the second part of the requirement of the exception and she is a sole director, where approval of a majority of directors is required, it seems that there would be further consideration due to fiduciary duties. In your analysis, please include the “certain disclosure” conditions that must be met for part (ii) of the exception. Amend your disclosure to provide detailed discussion of the special committee and board’s, including Ms. Sullivan Garret’s, consideration as to the fiduciary duties required, given the apparent conflict of interest and their specific consideration of the factors mentioned above. We note that the board determined the transaction “to be desirable and in the best interests of the Company and its stockholders to structure the Stock Split so that it met both of the foregoing conditions.”
     It is important to separately discuss which consents are required to approve the Stock Split under the Charter, and the extent to which Nevada corporate law affects this analysis.
1. Charter Analysis.
     Procuro’s control over the Company renders each of Ms. Sullivan Garrett, Gaelic and the ISOS Parties an Interested Stockholder as defined in the Charter, and the Charter deems the Stock Split a Business Combination. Accordingly, the Charter requires either (a) approval by stockholders holding at least 2/3 of the outstanding Company common stock, excluding stock held by Procuro (this is where the concept of the so-called “majority of the minority” voting requirement comes from; Nevada corporate law does not require this level of stockholder approval) or (b) qualifying for an exception from the majority of the minority voting requirement by satisfying one of two stated conditions.
     The first of these two stated conditions is approval of the transaction by a majority of the Continuing Directors. The Board determined that Ms. Sullivan Garrett was the sole Continuing Director as defined in the Charter because she is the only current director who was a Board member when the Company’s Charter was filed in October 2002, and also determined that one Continuing Director was sufficient to satisfy the first condition in the Charter. The exclusion from the definition of a Continuing Director of Board members who become directors after October 2002 or succeed to a Continuing Director seat if they are an affiliate, associate or representative of an Interested Stockholder is meant to exclude directors elected by an Interested Stockholder, but not the founding Board member herself, who was an Interested Stockholder when the Charter was filed, and has continuously served as a director since that time.
     Not only does Ms. Sullivan Garrett qualify as a Continuing Director under the precise text of the Charter provision, she qualifies within the spirit of the provision as well – i.e., as an additional layer of protection for unaffiliated stockholders. Ms. Sullivan Garrett is a non-executive director, serving in the non-employee office of Chairman of the Board. Ms. Sullivan Garrett was steadfast during her negotiations with the ISOS Parties leading up to the change of control to maintain the right to elect directors so that non-ISOS Parties would have

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

representation on the Board. Ms. Sullivan Garrett has used that power to maintain her own director seat and appoint two other non-executive directors – Terry Giles and Dr. Roy Herberger. Without Ms. Sullivan Garrett’s contractual right to appoint directors, the ISOS Parties would have the power to appoint all of the members of the Board. Ms. Sullivan Garrett was separately represented by Ballard Spahr Andrews & Ingersoll, LLP in her capacity as Continuing Director.
     The second condition requires that certain disclosure and pricing conditions must be met, as follows:
•	stockholders being cashed out in the Stock Split be paid as consideration for each of their shares the higher of the fair market value per share of the Company common stock (determined in good faith by the Continuing Director), or the highest price paid per share by an Interested Stockholder within the two year period prior to the announcement of the Business Combination;

•	a proxy or information statement describing the Stock Split and complying with the requirements of the Securities Exchange Act of 1934 be mailed to all stockholders at least 30 days prior to consummation of the Stock Split;

•	in a prominent place on the first page of such proxy or information statement, any statement as to the advisability of the Stock Split by the Continuing Director; and

•	if deemed advisable by the Continuing Director, the opinion of an investment banking firm selected by the Continuing Director as to the fairness of the terms of the Stock Split from a financial point of view to the unaffiliated stockholders.
     Although the Charter does not require that both conditions be met, the Special Committee and the Board determined that it was prudent to do so. Consequently, the Special Committee and the Board (1) obtained a fairness opinion from KG Lavine, whose independence from the Company and the ISOS Parties was confirmed by the Special Committee and the Board and (2) determined to follow the two year look back condition by paying stockholders cashed out in the Stock Split the higher of the relative per share value of $0.88 determined by KG Lavine, and the highest price paid by an Interested Stockholder during the past two years. The Company intends to mail out the Information Statement filed as Amendment No. 1 to Schedule 14C to all stockholders as soon as practicable.
2. Fiduciary Duty.
     Section 78.140 of Nevada Revised Statutes generally provides that a transaction is not void or voidable solely because (a) the transaction is between a corporation and one or more of its directors or officers, (b) an interested director or officer is present at the board or committee meeting where the transaction is approved, or signs a written consent evidencing such approval, or (c) the vote of the interested director is counted for the purpose of approving the transaction;

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

provided that (i) the director’s financial interest is known to the Board or committee and the Board or committee approves the transaction in good faith by vote sufficient for the purpose without counting the vote of the interested director, (ii) the director’s financial interest is known to the stockholders, and the transaction is approved by stockholders holding a majority of the outstanding voting stock, counting the voting stock held by the interested director, (iii) the fact of the financial interest is not known to the director at the time the transaction is brought before the Board for action, or (iv) the transaction is fair to the corporation at the time it is approved.
     The Board determined that there would be no material director financial interest present in connection with the approval of the Stock Split because (a) the purpose of the transaction would be to save the Company the time, cost and expense of maintaining burdensome compliance with Commission regulation that has little relevance to the Company’s stockholder base which is largely residing outside of the United States, and administering to numerous stockholders with very small holdings, (b) very small stockholders would be cashed out in the transaction at a price which would be fair to them and the unaffiliated stockholders which would remain after the transaction was completed, and all remaining stockholders would reap the benefits of cost savings to the Company pro rata, and (c) the transaction would increase the controlling stockholders’ interest in the Company by only a fraction of one percent, and all other remaining stockholders would have their interests increased pro rata. As a result, the controlling stockholders would not be receiving any incremental voting or economic advantage.
     Notwithstanding the Board’s determination that none of the Company’s directors would have a material financial interest in the Stock Split, the Board established a special committee comprised of Mr. Terry Giles and Dr. Roy Herberger to (i) review whether a going semi-private transaction in general, and a one-for-five thousand reverse stock split in particular, would be in the best interests of the Company and its stockholders, and any other persons that the Special Committee deems necessary or desirable to consider under Nevada corporate law, and, if so, on what terms the Special Committee believes such a transaction to be in such best interests, (ii) consult with and pay the expenses of all special legal counsel and experts necessary for the Special Committee to make an informed recommendation with respect to a going semi-private transaction, including obtaining a fairness opinion from KG Lavine or such other independent valuation firm as the Special Committee deems reasonable in its discretion and (iii) present its report and recommendation to the Board.
     The Board determined that Mr. Giles and Dr. Herberger have no material personal interest in the proposed going semi-private transaction and can reasonably be expected to lead a Special Committee and deliver a reliable recommendation and report on the going private transaction in this case, and this provides another layer of protection for unaffiliated stockholders. Mr. Giles and Dr. Herberger had served as independent directors prior to the acquisition of control by the ISOS Parties based on their independence from management and non-executive status in accordance with the rules and regulations of the Australian Stock Exchange, and had served as independent directors after such change of control to review matters that pose a potential conflict of interest between the Company and the ISOS Parties. Mr.

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

Giles and Dr. Herberger also have access to Snell & Wilmer L.L.P. as separate counsel to advise them when they are called upon to act as independent directors and the Special Committee engaged such counsel during its deliberations regarding the Stock Split.
     The Board, with advice from Osborn Maledon, PA, which has been the Company’s outside general counsel since early 2005 before the change of control in early 2006, endeavored to structure a practicable process for sound deliberations regarding the going private transaction, with reasonable safeguards designed to protect against undue influence by the ISOS Parties and to facilitate director compliance with their fiduciary duties.
Preliminary Information Statement on Schedule 14C
Offer to Purchase
Summary Term Sheet
5.	Please revise your summary term sheet to include a brief summary of all the significant terms of the going private transaction. For example, your summary term sheet should include a brief discussion of the following:
•	Principal advantages and disadvantages of the going private transaction;

•	Interests of your directors, officers, and affiliates;

•	The initiation of the going private transaction by management and the agreement by the individual principals of Procuro, majority holder of the company;

•	Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions; and

•	The receipt of the fairness opinion from KG Lavine, a financial advisor retained by management, and the decision by the special committee not to seek a report, opinion or appraisal from an outside party, unaffiliated with management, relating to the fairness of the consideration offered to stockholders.
     In response to the Staff’s comment, the “Summary of this Information Statement” of Amendment No. 1 to Schedule 14C has been revised. Please see pages 4-10 in Amendment No. 1 to Schedule 14C.
6.	We note your statement that “[t]he Special Committee concluded that the most conservative course would be to evaluate the going semi-private transaction as if Procuro were an Interested Stockholder and elected to proceed in that fashion.” In a supplemental response, please provide us with your analysis under Nevada state law as to how Procuro, an 84% security holder at that time, would not be considered an Interested Stockholder in the context of this transaction. Alternatively, remove all reference to the board or special committee proceeding under “conservative course” in treating Procuro as an Interested Stockholder. Further, you should reconsider your discussion of Procuro being treated as any other shareholder as there are no other shareholders who are in the same circumstances as Procuro, as an 84% security holder, and therefore no other security holder will be treated the same.

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised to (a) remove references to the Board or Special Committee proceeding under “conservative course” in treating Procuro as an Interested Stockholder, and (b) clarify the context when discussing the extent to which Procuro will be treated similarly to stockholders not cashed out in the Stock Split.
     Please see pages 4-5 and 9 in Amendment No. 1 to Schedule 14C.
Special Factors, page 9
Reasons for and Purposes of the Stock Split
7.	Expand your disclosure of the reasons and circumstances behind the consolidation of your stockholder base, initially through the 2005 letter agreements between BDS and Ms. Sullivan Garrett, and more recently through the formation of Procuro whereby BDS and Excellus (which are controlled by ISOS) and Gaelic (controlled by Ms. Sullivan Garrett) contributed their shares of the company’s common stock to Procuro in exchange for Procuro common stock. We note that the stated purpose of the transfer of common stock to Procuro is to facilitate the orderly transfer of the stock owned by Gaelic and Ms. Sullivan Garrett to BDS and its affiliates in connection with the April 28, 2007 shareholders agreement among Procuro, Gaelic, BDS, Excellus and Ms. Sullivan Garrett. Further, explain the increase in holdings for Procuro’s holdings from 84% as at August 28, 2007 to its current 87.13% of the company. In your expanded disclosure, you should identify the parties involved in BDS, Excellus and ISOS, including, but not limited to, anyone involved with the management or board of the company and those entities.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised, including a cross- reference to the chronology set forth on pages 14-17 and 23-26 of Amendment No. 1 to Schedule 14C, and disclosure regarding each of the directors and officers of the ISOS Parties, including the extent to which the Company’s officers and directors are related to any of the ISOS Parties.
Officers and Directors, page 15
8.	Expand your disclosure regarding Joan Sullivan Garrett to include her involvement with Gaelic.
     Amendment No. 1 to Schedule 14C has been revised in response to the Staff’s comment. Please see pages 5, 14, 21 and 23 in Amendment No. 1 to Schedule 14C.
Related Party Transactions. page 18
9.	Expand your disclosure of the 2005 letter agreements to explain the purpose, reasons and effects of these agreements, including, but not limited to, the nature of the consent resolutions. Further, provide more specific information regarding ownership thresholds and control, updating, with all relevant dates and other information. For example, we note your description, in the last paragraph, of the size of the board of

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

directors of the company and the number of directors nominated by which affiliates corresponding to percentage holding of the company, but “current holdings” is ambiguous and should be identified by the percentage holdings at specific dates.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised, including a cross-reference to the chronology set forth on pages 14-17 of Amendment No. 1 to Schedule 14C.
Background of the Stock Split, page 20
10.	Revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Revise so that it is clear how the final structure and terms were reached.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 26-34 in Amendment No. 1 to Schedule 14C.
11.	Revise to describe the reasons for undertaking the Rule 13e-3 transaction at this time. Refer to Item 1013(c) of Regulation M-A.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see page 26 in Amendment No. 1 to Schedule 14C.
12.	State the date of engagement of Osborn Maledon and by whom. Disclose in what capacity this legal advisor acted and to whom. For example, it appears that Osborn Maledon was engaged by management and reported to the board about the means by which a Nevada corporation may go private. Once the board discussed the composition of a special committee, it proceeded to designate two affiliates to the special committee, Joan Sullivan Garrett and James Williams, in addition to two board members identified as independent — Dr. Roy Herberger and Terry Giles. But the precise composition of the special committee was to be confirmed later by the board with advice from the company’s outside legal counsel. Identify the outside legal counsel as Osborn Maledon, if true, and explain why the board was not advised by Osborn Maledon prior to its formation of a special committee with half of its members constituting affiliates of the “interested stockholder” under Nevada law, when it appears that the legal advisor was engaged at the time of formation.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 7-8 and 26-29 in Amendment No. 1 to Schedule 14C.
13.	Expand your disclosure of management’s engagement of the financial advisor, KG Lavine to serve as financial advisor to the Board in connection with the going private transaction. Name the individual or individuals of management who engaged KG Lavine, Further, disclose the consideration the special committee gave to engaging a financial advisor independent of management and the board. We note your disclosure

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

on page 24 that the board authorized the special committee to evaluate KG Lavine and to engage a different independent valuation firm in its reasonable discretion. On page 25 you disclose that the special committee concurred with the engagement of KG Lavine by the board and agreed that there was no need to seek a fairness opinion from another valuation firm.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 26, 28, 30, 35 and 38 in Amendment No. 1 to Schedule 14C.
14.	Further, in a supplemental response, tell us how you characterize KG Lavine as an “independent financial advisor” under these circumstances. If you insist on continuing to characterize KG Lavine as such, you will need to explain the definition at each use, for example, KG Lavine is independent from whom? In this respect, we note the presentation to the special committee from management of a draft fairness opinion presented by KG Lavine as to the fairness, from a financial point of view, of the proposed reverse stock split to the holders of the company’s common stock. Please disclose why KG Lavine’s draft fairness opinion was presented by management to the special committee. Please expand and/or revise the disclosure on page 25, under Procedural Fairness to All Stockholders to explain how, under these circumstances, the board determined that the receipt of the KG Lavine fairness opinion “from an independent valuation firm protected the interests of [y]our unaffiliated stockholders (i.e., those stockholders other than management and Procuro).”
     The Filing Persons believe that KG Lavine is properly characterized as an independent financial advisor. The Company’s CFO, Roger Sandeen, pre-screened KG Lavine’s independence and qualifications for the Board, and asked KG Lavine to prepare a preliminary report and initial draft opinion to familiarize the Board and Special Committee with the fairness opinion process as they had no prior experience with such a process. However, the Special Committee also met separately and discussed matters with KG Lavine regarding their independence, qualifications and fairness opinion without management present. The Special Committee made its own determination that KG Lavine was independent of management and the Company and its controlling stockholders, including the ISOS Parties, by confirming that KG Lavine had not performed any prior work for the Company or the ISOS Parties, and that none of the Company or the ISOS Parties had asserted any influence over KG Lavine’s report. The Special Committee asked questions and requested and obtained additional work and follow up reports from KG Lavine.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 26, 28 and 30 in Amendment No. 1 to Schedule 14C.
15.	Disclose what standard of “independence” you use in describing Messrs. Giles and Herberger as such. For example, are they independent consistent with the standards of some exchange? Further, disclose by whom or what entity they were nominated to the board.

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

     Prior to the ISOS Parties’ acquisition of control of the Company in early 2006, Mr. Giles and Dr. Herberger served as independent directors of the Company based on their independence from management and non-executive status in accordance with the rules and regulations of the Australian Stock Exchange. Since such change of control, the Board has continued to call upon Mr. Giles and Dr. Herberger from time to time to serve as independent directors, and to review matters that pose a potential conflict of interest between the Company and the ISOS Parties. Because Mr. Giles and Dr. Herberger are elected by Ms. Sullivan Garrett, they cannot be held out as independent of all controlling stockholder influence in all instances. However, because Ms. Sullivan Garrett has unilateral control over their election, the Board does believe they can properly be held out as independent of influence by the ISOS Parties. Ms. Sullivan Garrett was steadfast during her negotiations with the ISOS Parties leading up to the change of control to maintain the right to elect directors so that non-ISOS Parties would have representation on the Board. Mr. Giles and Dr. Herberger also have access to Snell & Wilmer L.L.P. as separate counsel to advise them when they are called upon to act as independent directors and the Special Committee engaged such counsel during its deliberations regarding the going private transaction. Noting that Mr. Giles and Dr. Herberger had served admirably and capably on prior independent committees of the Board, the Board determined that it could reasonably expect them to lead a Special Committee and deliver a reliable recommendation and report on the going private transaction.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 8 and 26 in Amendment No. 1 to Schedule 14C.
16.	Disclose how the special committee and/or the board decided that it was in compliance with its fiduciary duties under Nevada state law in “believing” that Ms. Sullivan Garrett “should attend all meetings of the special committee solely in the capacity of an observer, with no voting rights, but with full rights to ask questions of and discuss her concerns with all relevant experts in order to facilitate her actions as the [c]ontinuing [d]irector,” given that Ms. Sullivan Garrett is majority holder of Procuro, the 87.13% holder of the company. State whether or not the board or the special committee considered that Ms. Sullivan Garrett may wield undue influence in her favor acting in such capacity. State what consideration the board gave to allowing Ms. Sullivan Garret to be consulted after the consideration of the going private transaction by an independent special committee, as is generally considered to be in keeping with the board’s fiduciary duties, and the factors considered in determining fairness pursuant to Item 1014 of Regulation M-A.
     Please see the Company’s response to Staff Comment No. 4 above. Please note that Ms. Sullivan Garrett and Gaelic, LLC beneficially owns approximately 30% of Procuro.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 8 and 26-29 in Amendment No. 1 to Schedule 14C.

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

17.	Disclose in detail how the board determined that this going private transaction was procedurally fair to unaffiliated security holders in light of Ms. Sullivan Garrett’s participation on the special committee. Further, disclose what value the board believes the special committee should be viewed to have to unaffiliated security holders in the determination of fairness to them, taking into account the participation of such a self-interested affiliate. Please expand and/or revise the disclosure on page 25, under Procedural Fairness to All Stockholders, accordingly.
     Please see the Company’s response to Staff Comment No. 4 above. In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 8, 26-29 and 36 in Amendment No. 1 to Schedule 14C.
18.	Disclose all rights Ms. Sullivan Garrett exercised to ask questions of and to discuss her concerns with all relevant experts while “observing” the special committee. Further, detail all meetings attended, in person, telephonically, or otherwise. State whether or not this included all special committee meetings.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 29-34 in Amendment No. 1 to Schedule 14C.
19.	Summarize and discuss in reasonable detail the analysis of the costs and benefits of the company’s status as a public company in the U.S. with which management approached the board when proposing to take the company private, as described in the summary on page 5. Further, summarize and discuss in reasonable detail the report by management to the special committee as referenced on page 5 and the presentation from management to the special committee with respect to the merits and disadvantages of the going private transaction at the September 5 meeting.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 4, 7-12 and 26 in Amendment No. 1 to Schedule 14C.
20.	Summarize and discuss in reasonable detail the presentation from management to the special committee of a draft fairness opinion presented by KG Lavine as to the fairness, from a financial point of view, of the proposed reverse stock split to the holders of the company’s common stock. Disclose the special committee’s consideration of having the draft fairness opinion presented directly by KG Lavine and explain why, in contrast, it heard the presentation of the supposed independent financial advisor’s opinion by management. Further, disclose what value the special committee and the board believes the special committee should be viewed to have to unaffiliated security holders in the determination of fairness to them, taking into account the presentation by management of the “independent” financial advisor’s work. Please expand and/or revise the disclosure on page 25, under Procedural Fairness to All Stockholders, accordingly.

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 8-9, 26 and 28-29 in Amendment No. 1 to Schedule 14C.
21.	We note your reference to financial forecasts prepared by the management group with respect to the company. These and all other non-public projections and financial forecasts provided to the fairness advisor should be disclosed in the offer materials. Further, the revised, longer term financial forecasts that included cost savings resulting from the going private transaction and the company’s available cash must be disclosed. Please summarize the revised draft fairness opinion presented to the special committee incorporating such revised forecasts. Disclose by whom such revised draft fairness opinion was presented, if anyone.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 31-33 in Amendment No. 1 to Schedule 14C.
22.	We note that KG Lavine’s opinion goes to the fairness of the stock split to “stockholders being cashed out in the reverse stock split.” How did the board reconcile this determination with it’s finding that the Rule 13e-3 transaction was fair to unaffiliated security holders specifically? See Item 1014 of Regulation MA.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 9, 13, 32 and 36 in Amendment No. 1 to Schedule 14C.
23.	We note on page 24, your disclosure that on September 28, 2007 the board authorized management to obtain written consent approving the stock split from Procuro, the holder of 87.13% of the company’s outstanding voting stock as of the record date. This is the first mention of Procuro in the background section. Please revise your background section to include all involvement of Procuro in the background of the Rule 13e-3 transaction, including, but not limited to, all discussions and meetings with management, board members, KG Lavine, and the special committee.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 14-17 and 26 in Amendment No. 1 to Schedule 14C.
Fairness of the Stock Split to our Stockholders, page 24
24.	Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have addressed historical market prices, net book value, going concern value, or liquidation value. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). To the extent a filing person is relying on the analysis of another, such as its advisor, to satisfy its Item 1014 requirements, it must expressly

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

adopt the conclusion and analyses of the party that performed the analysis in order to fulfill its disclosure obligation. See Item 1014(b) of Regulation M-A and Q&A Nos. 5 and 21 of Exchange Act Release No. 17719.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 29-39 in Amendment No. 1 to Schedule 14C.
25.	Revise to explain the reason why the special committee asked management to revise the company’s forecasts, how the forecast was revised, the basis for and effect of the revision.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 28-33 in Amendment No. 1 to Schedule 14C.
Opinion of KG Lavine, page 25
26.	Summarize the opinion, including, but not limited to, the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings and the recommendations. None of the analyses of KG Lavine is provided, by way of example only, including the discounted cash flow analyses with differing assumptions and explanations of such assumptions, revised certain assumptions as deemed appropriate and why, comparable companies and transactions, enterprise valuation, etc. See Item 1015 of Regulation M-A. Further, summarize the differences between the three opinions, initial, revised and final of KG Lavine. In describing comparable companies chosen by KG Lavine, please disclose the comparable transactions and describe in detail the criteria used to select the comparable companies and transactions and clarify whether any companies or transactions selected using these criteria were eliminated from consideration and why. Include a summary of the analyses and results.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 29-35 and 37-40 in Amendment No. 1 to Schedule 14C.
27.	You state that the summary of the KG Lavine opinion is qualified by reference to the full text of such opinion. Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise. Apply this comment to the similar qualification regarding other summaries throughout your disclosure document.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 6 and 22 in Amendment No. 1 to Schedule 14C.
28.	Please provide us with copies of any materials prepared by KG Lavine in connection with its fairness opinion, including draft reports or appraisals.

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

     In preparing its fairness opinion, KG Lavine analyzed data provided by the Company and calculated a range of possible valuations based on such data. KG Lavine presented its initial valuations to the Special Committee at its September 5, 2007 meeting. The Special Committee then requested that KG Lavine include in its analysis a consideration of longer term financial forecasts including a consideration of the cost savings resulting from going semi-private. Management created these longer term financial forecasts and KG Lavine incorporated them into its valuation analysis. Ultimately, KG Lavine determined that the additional forecast information would not alter its valuation of the Company. As a result, though the Special Committee was presented with several draft fairness opinions, those opinions were substantively the same. The only substantive change made in the opinion was the clarification that the price of $1.11 payable to fractional stockholders was fair to all of the Company’s stockholders, including unaffiliated stockholders. Examples of the non-substantive changes made include the addition of a sentence clarifying that the Company was permitted to file the opinion in its entirety with the Schedule 14C and the correction of the description of the stock split as a cash out transaction rather than a tender.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised to include a summary of the initial data provided to KG Lavine, the revised long term forecasts requested by the Special Committee and a description of the changes made in the KG Lavine opinion. Please see pages 30-32 in Amendment No. 1 to Schedule 14C.
Effects of the Stock Split, page 27
29.	Please consider expanding your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:
•	The rights and protections that the federal securities laws provide to security holders;

•	The substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies; and

•	The reporting obligations for officers, directors, and principal stockholders of public companies.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see pages 8, 33, 36 and 41 in Amendment No. 1 to Schedule 14C.
30.	Refer to Item 1013(d) of Regulation M-A. Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.
     As described above, the Stock Split will not result in any meaningful increase in Procuro’s control position of the Company. Accordingly, the Stock Split will not have any effect on an affiliate’s ability to take advantage of any net operating loss carryforwards of the Company. Please see page 44 in Amendment No. 1 to Schedule 14C.

Celeste M. Murphy, Esq.
United States Securities and Exchange Commission
November 9, 2007

Federal Income Tax Consequences of the Offer, page 29
31.	Please discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person, the company and its affiliates. Refer to Item 1013(d) of Regulation M-A. Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.
     In response to the Staff’s comment, Amendment No. 1 to Schedule 14C has been revised. Please see page 44 in Amendment No. 1 to Schedule 14C.
     As described above, the Stock Split will not result in any meaningful increase in Procuro’s control position of the Company. Accordingly, the Stock Split will not have any effect on an affiliate’s ability to take advantage of any net operating loss carryforwards of the Company.
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     With regard to the Staff’s request on the final page of its comment letter for a written statement covering certain matters, the separate signature page of each of the Filing Persons to Amendment No. 1 to Schedule 13E-3 contains the requested acknowledgements.
     Please contact the undersigned if you have any questions regarding this response.
Very truly yours,
/s/ Christopher S. Stachowiak
Christopher S. Stachowiak
cc: Roger Sandeen